
May 11, 2012

Via E-mail
Thomas V. Geimer
Chief Executive Officer
Accelr8 Technology Corporation
7000 North Broadway, Building 3-307
Denver, Colorado 80221

> **Re: Accelr8 Technology Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 30, 2012**
> **File No. 1-31822**

Dear Mr. Geimer:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, providing the requested information or by advising us when you will provide the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Interests of Certain Persons, page 9

1.   We note the vague reference to interests "described elsewhere in this Proxy Statement." Please revise to describe those interests, and quantify if possible. For example, revise to describe the nature of Mr. Geimer's interests regarding the agreements mentioned in Exhibits A-1 and A-2 of Annex A.

Approval of proposed amendment to articles of incorporation, page 17

2.   Please provide your analysis regarding how including two amendments to your charter in one proposal is consistent with Exchange Act Rule 14a-4(a)(3).

3.   Please expand to disclose the material effects of each amendment to your charter. For example, the proposed increase to your authorized shares appears to have an anti-takeover effect. See Exchange Act Release No. 15230 (October 13, 1978). The change

proposed in (ii) would also appear to have material effects on your shareholders if adopted. For example, given the investment in proposal one and proposed charter amendment, it appears the investor will be able to act by written consent. It also appears that, if such written consent is obtained, your other shareholders will effectively be deprived of their voting rights because you will no longer be required to solicit proxies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tom Jones at (202) 551-3602 or Geoffrey Kruczek, Senior Attorney, at (202) 551-341 with any questions.

Sincerely,

/s/ Geoffrey Kruczek

Amanda Ravitz
Assistant Director

cc (via e-mail): David Stefanski